Filed Pursuant to Rule 433

Registration No. 333-192526

November 25, 2013

Advance Auto Parts, Inc.

Term Sheet

November 25, 2013

4.500% Notes due 2023

Issuer:	Advance Auto Parts, Inc.

Guarantors:	Certain domestic subsidiaries

Principal Amount:	$450 million

Maturity Date:	December 1, 2023

Coupon (Interest Rate):	4.500%

Yield to Maturity:	4.539%

Spread to Benchmark Treasury:	T+180 bps

Benchmark Treasury:	UST 2.750% due November 15, 2023

Benchmark Treasury Price and Yield:	100-03; 2.739%

Public Offering Price:	99.690%

Interest Payment Dates:	June 1 and December 1 commencing June 1, 2014

Redemption Provision:

The notes may be redeemed in whole at any time or in part from time to time prior to September 1, 2023 (three months prior to the maturity date of the notes), at the Issuer’s option, at the greater of 100% of the principal amount of the note being redeemed or at a make-whole redemption price determined by using a discount rate of the applicable Treasury Rate plus 30 basis points, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The notes may be redeemed in whole at any time or in part from time to time on or after September 1, 2023 (three months prior to the maturity date of the notes), at the Issuer’s option, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, to the redemption date.

Trade Date:	November 25, 2013

Settlement Date:	December 3, 2013 (T+5)

Ratings[l]:	Moodys: Baa3 S&P: BBB-

CUSIP:	00751Y AC0

ISIN:	US00751YAC03

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc. BB&T Capital Markets, a division of BB&T Securities, LLC Deutsche Bank Securities Inc. PNC Capital Markets LLC TD Securities (USA) LLC

1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or emailing at dg.prospectus_requests@baml.com.